STRICTLY PRIVATE AND CONFIDENTIAL

VALUATION REPORT
OF
KID CASTLE EDUCATIONAL
CORPORATION

Polaris Securities Co., Ltd.

June 6, 2009(Revised)

Disclaimer

- This valuation report (the "Report") is being furnished to the Board of Directors of Kid Castle Educational Corporation ("Kid Castle", or the "Company") and the Independent Committee of the Board of Directors on a confidential basis at the request of the Independent Committee.

- This Report is being made available for the sole purpose of assisting the Board of Directors and the Independent Committee in obtaining an independent and objective valuation on Kid Castle. It is not intended to form the basis of any investment decision or decision to purchase/subscribe any such interest and, in particular, it does not purport to be comprehensive or necessarily to contain all the information which a prospective purchaser/investor may require. This Report should not be considered as a recommendation by Polaris Securities Co., Ltd. ("Polaris") or any other person in relation to the valuation. The recipients should be aware that the information relating to Kid Castle (including its subsidiaries) in this Report has not been verified and is subject to possible further revision and amendment.

- Neither Kid Castle, Polaris nor any of their respective subsidiaries, affiliates, directors, officers, agents, advisers or employees, make any representation or warranty, express or implied in respect of this Report, nor shall any of them have any responsibility whatsoever (except in the case of fraud) in respect of the accuracy or completeness of this Report or in respect of any opinions or projections contained herein. In addition, no such party is under any obligation to update this Report or correct any inaccuracies in, or omissions from, this Report which are now unknown to us or which may become apparent. Neither Kid Castle, Polaris nor any of their respective subsidiaries, affiliates, directors, officers, agents, advisers or employees, nor any other person has made an independent appraisal of any of the assets or liabilities of the Company.

- Polaris is acting as financial adviser to the Independent Committee in relation to the valuation report. Neither the receipt of this Report by any person nor any information supplied in connection with the Report is or is to be taken as constituting the giving of investment advice to any such persons.

TABLE OF CONTENTS

OBJECTIVES

The purpose of this Report is to render an opinion on the fair value of the Company's common stock. This Report has been prepared at the request of the Independent Committee. The Independent Committee was formed to evaluate the feasibility and fairness of a reverse-split/forward-split transaction from a financial point of view to the shareholders of the Company who will be cashed out in the reverse split as well as to the unaffiliated shareholders who will continue with the Company after the transaction. In accordance with instructions from the Independent Committee, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing our opinion of the fair value of the Company's common stock as at June 6, 2009 (the "date of valuation").

BACKGROUND OF POLARIS

Polaris Securities Co., Ltd. ("Polaris") was established in July 1988 and is a leading integrated securities company offering comprehensive financial services and products in the Greater China Region. Polaris has no ownership interest in the debt or equity securities of the Company. In the past, Polaris has been engaged by the Company from time to time to provide valuation reports and other investment banking services.

EXECUTIVE SUMMARY

Introduction

- Polaris is appointed by the Independent Committee to provide an independent valuation of the Company. We use the market comparison approach for our estimation.

- The Company experienced three consecutive years of loss and turned profitable in 2007. The main growth driver was the expansion of Kid Castle's operations in the PRC. However, in 2008, the global economic recession and the increasing costs of operation have created downward pressure on the Company's profitability during the year by 40%.

- For the first quarter of 2009, the Company reported net income of $724,158 or $0.029 diluted net income per share, and EBITDA of $975,318 on revenues of $3,445,021 against net income of $730,227 or $0.029 diluted net income per share, and EBITDA of $928,385 on revenues of $3,399,524 against a year ago. Revenues increased mainly due to the increase in other operating revenue. Net income decreased slightly due to the increase in provision for taxes.

- To summarize, it appeared that the Company enjoy a stable growth in revenue for the past 3 years. We believe it will continue to increase due to profit driven from the PRC market where domestic demand and consumption greatly surged in recent years. The Company will also be expected to improve its operating efficiency due to economics of scale.

Valuation Opinion

- We based our analysis on the Company's 2008 financials. We compared the Company's P/S, P/B, P/E, EV/EBITDA and EV/EBIT ratios with the selected comparable companies. We believed that P/B ratio coupled with Kid Castle's market price would be the most appropriate indicator to evaluate Kid Castle's fair value, we give each method 50% weight.

- Considering the Company's past financial performance, management capability, market position, future industry growth, and potential controlling premium, we considered it reasonable to apply a 10%-15% premium over the value we derive below using the market price and P/B methodologies.

- In conclusion, we consider that the fair value of Kid Castle ranges from $0.160

to $0.184 per share.

COMPANY INTRODUCTION

Company description

- Kid Castle Educational Corporation ("Kid Castle", or the "Company"), formerly known as Omni Doors, Inc., was incorporated in 1985 and is based in Taipei, Taiwan. The company provides English language instruction and educational services to children in the People's Republic of China and Taiwan. It offers classroom-based courses and tutoring services through company-operated locations, co-operating schools, and independent franchises, and provides education services via the Internet.

- The Company also publishes, distributes, and sells teaching materials, including books, magazines, audio and video tapes, and compact discs to franchised schools, kindergartens, and elementary schools. In addition, it provides management and consulting services to franchised kindergarten and language schools, as well as sells educational tools and equipment. The Company focuses principally on children between the age of 2 and 12.

- As of December 31, 2008, it taught or provided educational materials for approximately 1,460,000 students at approximately 7,550 locations.

Operating revenue

- In 2008, 62% ($7.906 million) of the total revenue was attributed to sales of goods sold, including sales of books, magazines, audio and video tapes, compact disc. This component of revenue increased around 3% compared to the same period of 2007.

- Franchise fees are the annual licensing fees for franchisees to use the Company's brand name and consulting services. In 2008, $2.381 million (represented 18.5% of total revenue) of revenue was from this service. This part grew by around 8% in 2008.

- The remaining revenues are from other activities and services such as training of teachers, arranging for personal English language tutors, organizing field trips and educational fairs, designing the school layout of franchised schools, and the tuition from schools. In 2008, this part reached $2.558 million, 20.1% of the Company's revenue, which represented 88% growth over 2007.

- Total net operating revenue increased by $45,497, or 1%, to $3,445,021 for the

three months ended March 31, 2009 from $3,399,524 for the three months ended March 31, 2008. This was mainly due to the increase in other operating revenues of $81,782, decrease in sales of goods of $425 and decrease in franchising income of $35,860.

Geographical presence

- The Company is principally engaged in the business of providing English language education to children in Taiwan and the PRC.
- The percentage of the Company's revenue generated from the PRC has been growing.
- The Company has been increasingly focused on the expansion in China. The revenue contribution of the PRC increased from 43% in 2007 to 50% in 2008, while the revenue contribution of Taiwan decreased from 57% in 2007 to 50% in 2008. As of March 31, 2009, the revenue contribution of the PRC is $1,876,862 represent 54% of the revenue. Company expects that the revenue from PRC will grow rapidly in coming years.

FINANCIAL SUMMARY

The tables below summarize the financial statements from 2006 to 2008.

Consolidated Profit and Loss ($ thousands)

Item/Year	2008	2007	2006
Total Revenue	12,845	11,237	9,712
Total cost	(5,503)	(4,098)	(3,639)
Gross Profit	7,342	7,139	6,073
Operating Income	1,046	1,767	525
Net Income	839	1,877	(46)
Gross Margin	57%	64%	63%
Operating Margin	8%	16%	5.7%
Net Profit Margin	6.5%	17%	(0.5%)

Source: the Company management

Operating revenue mainly consists of sales of goods, franchising income and other operating revenue. From 2006 to 2008, revenue increased by around 15% every year. This increase was mainly due to the revenues derived from the operating headquarters in Shanghai. The gross profit also increased, but the growth range became smaller in 2008. This was principally due to the increasing cost from other schools controlled by Kid Castle.

Kid Castle's operating income grew over 200% from 2006 to 2007; but, 2008 operating income dropped around 40%. In terms of the gross margin, operating margin and net profit margin, Kid Castle's figures also largely improved in 2007, and then slumped in 2008. This was principally due to increases in expenditures to fund daily operations in Shanghai operations.

To summarize, in 2007, Kid Castle's operation apparently improved, and it appeared to signal a trend of consistent profits. However, it could be said that the group is in an expansion stage, and there are costs and expenses that will be needed to expand operations. In this context, profitability is easily eroded. After the Company reaches economies of scale in the future, the costs and expenses as a percentage of revenues could be expected to decrease.

Three months ended March 31, 2009 compared to three months ended March 31, 2008.

Consolidated Profit and Loss (Unaudited, $ thousands)

Item/Year	2009Q1	2008Q1
Total Revenue	3,445	3,400
Total cost	(1,442)	(1,176)
Gross Profit	2,003	2,224
Operating Income	751	689
Net Income	724	730
Gross Margin	58%	65%
Operating Margin	22%	20%
Net Profit Margin	21%	21%

Source: the Company management

The decrease in gross profit was mainly due to the increase in the operating costs of schools in the PRC. Due to decreases in expenditures to fund daily operations, the operating income during the three months ended March 31 was slightly higher, compared to the three months ended March 31, 2008.

Consolidated Balance Sheet ($ thousands)

Item/Year	2009Q1	2008	2007	2006
Total current assets	6,488	7,427	7,296	5,937
Total assets	11,589	11,587	11,161	9,373
Total current liabilities	6,786	6,245	6,571	6,745
Total liabilities	9,408	10,158	10,479	9,953
Debt Ratio (%)	81%	88%	94%	106%
Common Stock	8,592	8,592	8,592	8,592
Retained deficit	(6,647)	(7,379)	(8,072)	(9,227)
Total shareholders' equity	1,945	1,213	520	(635)

Source: the Company management, unaudited for 2009Q1

Since the group turned profitable in 2007, the debt ratio has improved year over year. The debt ratio decreased from 106% in 2006 to 88% in 2008 and 81% in the first quarter of 2009, meanwhile shareholders' equity increased to $1,945,256 for the first quarter of 2009.

Consolidated Cash Flows ($ thousands)

Item/Year	2009Q1	2008	2007	2006
Cash flows from operation	567	2,352	1,508	1,773
Cash flows from investment	(1,070)	(502)	(2,061)	671
Cash flows from financing	(191)	(991)	657	(1,584)
Net increase in cash and equivalents	(694)	859	104	860
Cash and equivalents at end of period	1,294	1,986	1,238	1,420

Source: the Company management

In 2008, the net cash inflow from operation activities was $2,351,812, which mainly consisted of the net income of $838,969, depreciation of $357,604 and decrease in accrued expenses of $684,510.

The net cash outflow from investing activities was $501,592, which was mainly from purchase of teaching assets and equipment of $901,262, and increase of pledged bank deposits of $370,747.

The net cash outflow from financing activities was $991,265, which was mainly contributed from repayment of bank borrowings of $1,208,981.

From 2006 to 2008, Kid Castle's cash level all showed net increase, and the 2008 ending cash level even reached $2 million. This is a good signal to the group. The group should also pay attention to match the cash flow with daily operation and related liability.

As of March 31, 2009, the principal sources of liquidity included cash and bank balances of $1,294,151 which decreased $691,667 from the balance of $1,985,818 at December 31, 2008. The decrease was mainly due to the increase in the net cash used in the prepayment of long term investments. Due to the rapid expansion in the PRC operations, the Company foresees additional need for funds in the near future to facilitate its expansion plans during 2009.

COMPARABLE LIST

In this report we selected five comparable firms for relative value estimations. The criteria for selecting the comparable are based on:

- **Geographic presence:** a comparable firm needs to be listed on a stock exchange in the US.
- **Operating scale:** a comparable firm must be as small as possible to fit relative small scale of Kid Castle.
- **Sector focus:** a comparable firm must be in the education and training sector.

Summary of the comparable firms

Ticker	Exchange	Company Name	Description
NLCI	NASDAQ	Nobel Learning Communities Inc.	Operates a network of nonsectarian private schools, including preschools, elementary schools, middle schools, and specialty high schools.
REVU	NASDAQ	Princeton Review Inc.	Provides classroom-based, print, and online products and services for students, parents, educators, and educational institutions. It operates in three divisions: Test Preparation Services, Supplemental Education Services, and K-12 Services.
EPAX	NASDAQ	Ambassadors Group, Inc.	An educational travel company organizes and promotes international and domestic educational travel and sports programs for youth, athletes, and professionals.
UTI	NYSE	Universal Technical Institute Inc.	Provides post-secondary education for students seeking careers as professional automotive, diesel, collision repair, motorcycle, and marine technicians in the US.
LINC	NASDAQ	Lincoln Educational Services Corporation	Provides career-oriented post-secondary education services in the United States.

Among the above five comparables, NLCI primarily focus on educational materials, courses, publishing, and development for kindergarten, elementary and secondary school students, which are very similar to the core business of Kid Castle. The other four companies offer educational services mainly for post-secondary school, college students, adults and/or occupational courses. In this case, we believe this group of comparable firms would allow us to compare a broad range across the educational and training sector.

The following table illustrates the current market value of the comparable firms.

Ticker	Last Price ($) (6/2/2009)	Shares Outstanding (Million)	Market Cap ($million)	Enterprise Value(EV) ($million)
KDCE	0.05	25.00	1.25	1.71
NLCI	11.64	10.49	122.13	132.14
REVU	4.73	33.72	159.49	165.13
EPAX	13.19	18.58	245.07	137.10
UTI	15.23	23.60	359.37	271.98
LINC	19.79	26.76	529.52	536.96

Source：Bloomberg, Yahoo! Finance

Enterprise Value (EV) = common equity at equity value + debt and preferred equity at market value - cash and cash equivalents

FINANCIAL ANALYSIS

2008 Earnings (US$ million)

Ticker	Revenue	Gross Profit	EBITDA	EBIT	Net Income	EPS ($)
KDCE	12.85	7.34	1.48	0.95	0.84	0.03
NLCI	206.21	30.54	19.62	12.30	7.68	0.72
REVU	138.77	87.63	-1.56	-6.22	-8.69	-0.26
EPAX	105.34	78.88	31.14	27.72	18.55	0.97
UTI	343.46	156.82	31.67	14.06	8.22	0.32
LINC	376.91	223.38	53.80	35.69	20.20	0.75

Source: Bloomberg, Yahoo! Finance

Trailing Twelve Months (as of 31-Mar-09) Earnings (US$ million)

Ticker	Revenue	Gross Profit	EBITDA	EBIT	Net Income	EPS ($)
KDCE	12.90	7.12	1.01	0.98	0.83	0.03
NLCI	222.18	30.54	21.00	12.29	7.01	0.70
REVU	147.85	87.63	13.61	5.35	-3.26	-0.30
EPAX	100.05	78.88	31.05	28.32	18.77	0.98
UTI	344.51	156.82	20.82	3.91	2.05	0.08
LINC	411.46	223.38	65.46	45.09	25.53	0.98

Source: Bloomberg, Yahoo! Finance

Among the comparables, all companies were over $100 million in revenue, which means they are all much larger than Kid Castle in terms of scale. While the gross profit of UTI and LINC were over $100 million, and that of NLCI, REVU and EPAX were also several tens of millions.

In terms of the earnings before interest and tax (EBIT), earnings before interest, tax, depreciation and amortization (EBITDA) and net income, except REVU's loss from the restructuring and disposal of certain service departments, other comparables' figures all reached millions. Therefore, the EPS were all larger than that of Kid Castle.

Profitability Analysis for 2008 (%)

Ticker	Gross Margin	Operating Margin	Net Profit Margin	ROE	ROA	Liability to Asset ratio
KDCE	57%	8%	7%	69%	7%	88%
NLCI	15%	6%	4%	12%	7%	44%
REVU	63%	2%	-6%	-19%	-5%	73%
EPAX	75%	11%	8%	28%	15%	46%
UTI	46%	3%	2%	8%	4%	48%
LINC	59%	9%	5%	12%	8%	35%

Source：Bloomberg, Yahoo! Finance

Profitability Analysis for Trailing Twelve Months (as of 31-Mar-09) (%)

Ticker	Gross Margin	Operating Margin	Net Profit Margin	ROE	ROA	Liability to Asset ratio
KDCE	55%	9%	6%	43%	7%	81%
NLCI	14%	6%	3%	11%	7%	41%
REVU	59%	6%	-2%	1%	3%	72%
EPAX	79%	27%	19%	30%	10%	64%
UTI	46%	1%	1%	2%	1%	51%
LINC	54%	9%	6%	14%	10%	41%

Source：Bloomberg, Yahoo! Finance

Because REVU is during restructuring period, the numbers are not suitable to be references. Therefore we adopt other four comparables for analysis.

In terms of profitability, the gross margin of Kid Castle remained at 57% for 2008 and 55% for the trailing twelve months (as of 31 March 2009), which means it is a high gross margin business. As for operating margin and net profit margin, EPAX was the best performer in terms of these two items. This is due to total payments received from directly delivered and non-directly delivered programs and internet content and advertising revenues. The Company does not actively manage the operations of each program, and the remaining performance obligation for these programs after they convene is perfunctory. Therefore, revenue from these programs is presented net of direct program costs, including accommodation and transportation costs, and recognized when the program convenes. So, the operating risk is relatively lower.

In addition, Kid Castle's high liability to assets ratio may cause investors to worry about its operating stability, especially in the financial crisis period. ROE is

unmeaning for Kid Castle due to its low shareholder's equity.

In conclusion, Kid Castle's high gross margin business model is a niche among peers. We recommend that Kid Castle enlarge its scale and revenue level in order to create economies of scale. As for operating expenses, Kid Castle should strengthen its management efficiency to improve its cost structure, so that more interest and benefit can be created.

Growth Analysis (%)

Ticker	Revenue Growth %			Net Income Growth %		
	2009Q1(yoy)	2008	2007	2009Q1(yoy)	2008	2007
KDCE	1%	14%	16%	-1%	-55%	4062%
NLCI	8%	13%	9%	-7%	-8%	77%
REVU	25%	-29%	8%	N/A	-73%	182%
EPAX	27%	-8%	29%	N/A	-40%	16%
UTI	1%	-3%	2%	N/A	-47%	-43%
LINC	41%	-18%	6%	1103%	-11%	-46%
Average	**17%**	**-9%**	**11%**	**N/A**	**-36%**	**37%**

Source：Bloomberg, Yahoo! Finance

N/A: Not available due to negative numbers

In terms of revenue growth annually, it can be found that Kid Castle was the best performer among comparables. It increased its revenue by 14% and 16% in 2008 and 2007 separately. The main cause of the growth was that Kid Castle put more effort into the PRC market, where domestic demand and consumption greatly surged in recent years.

From the net income growth respective, all peers showed a decrease of revenues in 2008. We believe that the main reason for the decrease was the global economic recession.

VALUATION METHODOLOGY

There are many methods to estimate the fair value of a company. The market price method, market comparison method, and discounted cash flow (DCF) method are the most often used. In this case, we consider the market price method and market comparison method would be appropriate to estimate the fair value of Kid Castle due to following reasons.

- First, DCF valuations are based on more assumptions of future cash flow and thus have more uncertainty, so we do not consider this method.
- Second, Kid Castle has been quoted on the OTCBB, we consider its last price and market cap to be meaningful.
- Third, a market comparison is much more likely to reflect the current trend of the market, and the estimations will generally yield values that are closer to the market price than discounted cash flow valuations.

Market Price Method

Table below illustrates the last 10, 15, 30, 60 day average market prices of Kid Castle.

Days	Average share price (Ending date 6/2/2009)
Last 10 days	0.05
Last 15 days	0.06
Last 30 days	0.06
Last 60 days	0.08
Suggested share price range	0.05 ~ 0.08

Market Comparison Method

There are many ratios that can be used for the market comparison method, including P/S (share price/sales per share), P/B (share price/book value per share), P/E (share price/earnings per share), EV/EBITDA (enterprise value/ earnings before interest, tax, depreciation and amortization) and EV/EBIT (enterprise value/ earnings before interest and tax). From these ratios, investors' preferences can be observed. If all of a company's ratios are apparently higher than those of other companies, which demonstrates that investors are willing to pay higher premium to buy the shares of

the company. It may also mean that the market has a higher expectation of the Company's prospects.

2008 market comparison multiples (X)

Ticker	P/S	P/E	P/B	EV/EBIT	EV/EBITDA
KDCE	0.08	1.19	0.82	0.88	0.57
NLCI	0.60	16.10	1.96	10.98	6.88
REVU	1.18	N/A	3.51	N/A	N/A
EPAX	1.07	13.17	3.63	8.56	7.62
UTI	0.99	41.56	3.16	18.53	8.23
LINC	1.34	24.96	2.88	13.97	9.27

Source：Bloomberg, Yahoo! Finance

P: stock price dated June 2nd, 2009

Trailing Twelve Months (as of 31-Mar-09) market comparison multiples (X)

Ticker	P/S	P/E	P/B(mrq)	EV/EBIT	EV/EBITDA
KDCE	0.08	0.14	0.51	0.19	0.18
NLCI	0.61	16.63	1.82	10.80	6.39
REVU	1.15	115.37	3.37	37.12	18.62
EPAX	2.44	13.01	4.01	7.06	6.26
UTI	0.99	166.47	3.57	69.54	12.62
LINC	1.23	19.74	2.57	11.90	8.37
Average			**3.07**		

Source：Bloomberg, Yahoo! Finance

P: stock price dated June 2nd, 2009

Among the selected peers except REVU, the ratios are not appropriate to be referenced for Kid Castle, because all the selected comparables are much in larger and the ratios, including P/S, P/E, P/B, are all higher than those of Kid Castle. From the point of view of EV multiples (EV/EBITDA and EV/EBIT), the ratios of peer companies are apparently higher than those of Kid Castle.

In conclusion, due to following reasons, we considered that many comparable companies' ratios are not suitable to evaluate Kid Castle's value.

- Although the comparables are particularly and carefully selected, those companies are still several ten or hundred times larger than Kid Castle.

Consequently we considered that P/S, P/E, EV/EBIT and EV/EBITDA multiples should be excluded.

- P/B is the only ratio that we believe to suitable as a reference because compared with income numbers, book value is steadier. Normally, the P/B ratio is often used by value investors. According to the above table with most recent quarter (as of 28-Mar-09) number, the peer average P/B ratio is 3.07x.

The average P/B for the comparable publicly-traded companies could be used to arrive at an indication of the economic value of the Company. The peer average P/B ratio 3.07 times reflects the value of the peer companies' management has created with shareholders' historical investment dollars and is expected to create in the future. The peers are comparable in terms of its managerial skills, growth prospects and risk to Kid Castle with a book value $1.95 million. Then we would assign it a market

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value of 3.07 times book of $1.95 million, or $5.99 million. The outstanding shares for Kid Castle is 25 millions shares, so equity price per share for the Company would be $0.24.

For comparison, the table below shows the average P/B ratio of peers and various metrics of the Company.

Items	Number
Peer average P/B ratio(X)	3.07
Book value(mrq) of Kid Castle (US$m)	1.95
Kid Castle's valuation (US$m)	5.99
Outstanding shares (million)	25
Suggested share price	0.24

VALUATION

Summary of the valuation results

The table below summarizes the results of market price method and market comparison method. As mentioned before two methods all have their advantages and disadvantages, we give separately 50% weight to both methods in order to mitigate bias.

Methods	Market price method	P/B method	Weighted average
Results	0.05~0.08	0.24	0.145~0.16

Non quantitative adjustments

Often, a shareholder control premium is added to the estimated value if the transaction resulting in the sale to the unaffiliated shareholders of a controlling interest in the share capital of an enterprise.

Considering Kid Castle's past financial performance, management capability, market position, future industry growth, and potential controlling premium, we consider that a 10%-15% premium over market price and the P/B ratio is a reasonable range for the valuation.

Methods	Price range before adjustment	Price range under 10% premium	Price range under 15% premium
Results	0.145~0.16	0.160~0.176	0.167~0.184

CONCLUSION

In this report, we have carefully considered all the aspects about the Company's financial and operating situations, when selecting the comparable companies and adopting the valuation methodology. Therefore, we believed the estimation as a fair, conservative and rational valuation on Kid Castle. In addition, as the China market has been growing rapidly and the Company has also started its expansion in China since 2000 to meet the tremendous market potential, we believe that 10%-15% premium is a reasonable range for the Company.

We consider that Kid Castle has proved the benefit from investment in China through turning the company profitable since 2007. However, due to the global economic recession and the increase of operating costs in China, 2008 net income slumped over 50% as compared to 2007. For the first quarter of 2009, the performance is almost the same against a year ago. To look into the future, we believe that Kid Castle's experienced Taiwan management team, coupled with a solid expansion plan in China, will help Kid Castle gain competitive advantages over its peers. We see great possibility that the future revenue and overall performance of Kid Castle will boost. Therefore, we considered that the fair value would range from $0.160 to $0.184 per share.